UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 333-174896

WireCo WorldGroup Inc.
(Exact name of registrant as specified in its charter)

2400 West 75th Street
Prairie Village, Kansas 66208
(816) 270-4700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9.50% Senior Notes due 2017
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1.

WireCo WorldGroup Inc. (the “Company”) has been filing reports with the Securities and Exchange Commission (the “Commission”) voluntarily in accordance with the indenture governing the 9.5% Senior Notes due 2017 (the “Notes”). On September 30, 2016, the Company issued a notice of redemption with respect to the Notes and deposited funds equal to the principal amount of the outstanding Notes plus accrued and unpaid interest to the redemption date with the trustee under the indenture governing the Notes, thereby satisfying and discharging all of the obligations of the Company and the guarantors under the indenture. As a result of such satisfaction and discharge, the Company will no longer file reports with the Commission pursuant to the indenture. The Company is filing this Form 15 to provide notice of its intention to cease voluntarily filing reports with the Commission under Section 15 of the Securities Exchange Act of 1934.
Pursuant to the requirements of the Securities Exchange Act of 1934, WireCo WorldGroup, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WireCo WorldGroup Inc.
(Registrant)

Dated:	September 30, 2016	By:	/s/ Brian G. Block
Brian G. Block
Senior Vice President and Chief Financial Officer